[redacted]

AN9/12

SEC 08032586 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOX, REUSCH & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 TRI-STATE BUILDING
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE W. MEYERS (513) 721-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC.
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100 (Address) CINCINNATI (City) OHIO (State) 45206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 31 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 28 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/3/08

OATH OR AFFIRMATION

I, GREGORY W. MEYERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOX, REUSCH & CO., INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

8/21/08

Notary Public

NOTARY PUBLIC STATE OF OHIO

JENNIFER L. LUX
Notary Public, State of Ohio
My Commission Expires April 14, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX, REUSCH & CO., INC.

FORM X-17A-5, PART III – FACING PAGE

AND

FINANCIAL INFORMATION

JUNE 30, 2008

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

FOX, REUSCH & CO., INC.

YEARS ENDED JUNE 30, 2008 AND 2007

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox, Reusch & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2008 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Fox, Reusch & Co., Inc. as of June 30, 2007, were audited by other auditors whose report dated August 16, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9, 10, 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC

Certified Public Accountants

Cincinnati, Ohio
August 25, 2008

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

FOX, REUSCH & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2008 AND 2007

	JUNE 30, 2008	JUNE 30, 2007
ASSETS		
Cash and cash equivalents	$ 381,264	$ 319,291
Cash segregated for the exclusive benefit of customers	39,070	38,535
Receivables	...	83
Prepaid expenses	1,217	18
Securities owned	39,825	44,565
Deferred tax asset	29,933	43,885
Equipment, net of accumulated depreciation	6,249	5,339
TOTAL ASSETS	$ 497,558	$ 451,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 6,685	$ 10,911
Accrued expenses	165	198
Note payable - officer	100,000	100,000
Total liabilities	106,850	111,109
STOCKHOLDERS' EQUITY		
Common stock, no par value, 250 authorized; 52 issued and outstanding	52,000	52,000
Additional paid-in capital	225,000	225,000
Retained earnings	264,305	214,204
Total	541,305	491,204
Less 26.1 shares treasury stock	(150,597)	(150,597)
Total stockholders' equity	390,708	340,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 497,558	$ 451,716

The accompanying notes to financial statements are an integral part of these statements.

FOX, REUSCH & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	JUNE 30, 2008	JUNE 30, 2007
REVENUE		
Net gain on security transactions	$ 253,398	$ 110,055
Expense reimbursement from affiliated companies	49,600	65,800
Interest income	12,640	10,637
FINRA consolidation rebate	35,000	...
Total revenues	350,638	186,492
OPERATING EXPENSES		
Employee compensation and benefits	170,753	174,395
Legal and professional	19,491	17,200
Communications	10,347	14,879
Occupancy and equipment costs	39,486	39,284
Promotional costs	6,217	5,583
Interest expense	5,023	2,260
Other operating expenses	35,268	29,638
Total operating expenses	286,585	283,239
Net income/(loss) before income tax expense/(benefit)	64,053	(96,747)
Income tax expense/(benefit)	13,952	(17,980)
Net income/(loss)	$ 50,101	$ (78,767)

The accompanying notes to financial statements are an integral part of these statements.

FOX, REUSCH & CO., INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balances at July 1, 2006	$ 52,000	$ 200,000	$ 292,971	$ 150,597
Additional capital contribution		25,000		
Net income/(loss)			(78,767)	
Balances at June 30, 2007	52,000	225,000	214,204	150,597
Additional capital contribution				
Net income/(loss)			50,101	
Balances at June 30, 2008	$ 52,000	$ 225,000	$ 264,305	$ 150,597

The accompanying notes to financial statements are an integral part of these statements.

FOX, REUSCH & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	JUNE 30, 2008	JUNE 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 50,101	$ (78,767)
Adjustments to reconcile net income (loss) to net cash provided/(required) by operating activities		
Depreciation	3,185	3,335
Deferred income taxes	13,952	(17,980)
(Increase) decrease in:		
Cash segregated for the exclusive benefit of customers	(535)	(493)
Accounts receivable	83	3,417
Income tax receivable	...	525
Prepaid expense	(1,199)	3,700
Securities owned	4,740	66,990
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	(4,258)	4,725
NET CASH PROVIDED/(REQUIRED) BY OPERATING ACTIVITIES	66,069	(14,548)
CASH FLOWS (REQUIRED) BY INVESTING ACTIVITY		
Purchases of equipment	(4,096)	...
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Proceeds from officer loan	...	100,000
Additional capital contributions	...	25,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	...	125,000
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	61,973	110,452
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	319,291	208,839
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 381,264	$ 319,291
Interest paid	$ 5,023	$ 2,121
Income taxes paid	$ ...	$ ...

The accompanying notes to financial statements are an integral part of these statements.

FOX, REUSCH & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Subordinated borrowings at July 1, 2006	$ ...
Increases:	
Issuances of subordinated note	100,000
Subordinated borrowings as of June 30, 2007	100,000
Increases	...
Decreases	...
Subordinated borrowings as of June 30, 2008	$ 100,000

FOX, REUSCH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008 AND 2007

Note A Significant Accounting Policies

Description of business. Fox, Reusch & Co., Inc. (the Company), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting method. The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on the trade date basis, regardless of when the transactions are settled.

Accounting estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents consist of demand deposits held by banks and money market funds invested in short term investments. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

Securities owned. Securities owned are valued at market value. Some of these securities are not readily marketable but are valued at estimated fair value as determined by management. The resulting differences between cost and market (or estimated fair value) are included in income.

Concentrations of credit risk. Cash deposits are insured up to $100,000 by the federal deposit insurance corporation. Cash deposits were $286,661 in excess of the insured amount as of June 30, 2008.

Note B Cash Segregated Under Federal Regulations

Cash of $39,070 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note C Securities Owned

Securities owned consist of trading securities at quoted market value or at estimated fair value as determined by management. Following is a summary of these investments as of June 30, 2008 and 2007.

	2008	2007
Corporate stocks and other	$ 39,825	$ 44,565

Note D Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Temporary differences giving rise to the deferred tax asset of $29,933 and $43,885 for 2008 and 2007 consist of unused net operating loss carryforwards of $185,550 and $250,117 for the years then ended that may be applied against future taxable income and that expire in the years 2024 through 2028. The allocation of income tax expenses (benefits) is as follows for the years ended June 30:

	2008	2007
Deferred local	$ 5,391	$ (2,423)
Deferred federal	8,561	(15,557)
	$ 13,952	$ (17,980)

Note D Income Taxes (Continued)

The 2008 deferred tax is reduced by a $4,300 valuation allowance. Management believes the valuation allowance is necessary due to a short carryforward period for local income tax.

Note E Note Payable, Officer

The Company has borrowed $100,000 from its majority shareholder in November of 2006. This note is subordinated to the claims of general creditors and matures on December 30, 2016. Interest is payable at the rate of 5% per year.

Note F Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For the years ending June 30

2009	$	35,431
2010		35,431
2011		5,905

Rental expenses for the years ended in 2008 and 2007 were $39,486 and $39,284 respectively.

Note G Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2008, the Company had net capital of $446,597, which was $196,597 in excess of its required net capital of $250,000.

Note H Financial Instruments With Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note I Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and entities partially owned by related individuals. During the years ended June 30, 2008 and June 30, 2007, security sales to related individuals and entities were approximately 90% and 86% respectively of all security sales. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $49,600 and $65,800 in the years ended June 30, 2008 and June 30, 2007 respectively.

--***--

SUPPLEMENTARY INFORMATION

--***--

FOX, REUSCH & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholders equity from statement of financial condition		$ 390,708
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		390,708
Add		
Liabilities subordinated to claims of general creditors		100,000
Total capital and allowable subordinated liabilities		490,708
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 6,249	
Deferred tax asset	29,933	
Prepaid expenses and other	1,218	
		37,400
Net capital before haircuts on securities position		453,308
Haircuts on securities		
State and municipal securities	...	
Corporate stocks and warrents	5,974	
	5,974	
Undue concentration	737	
		6,711
Net capital		$ 446,597

FOX, REUSCH & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	6,851
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	457
Minimum dollar net capital requirement	$	250,000
Excess net capital	$	196,597
Excess net capital at 1000%	$	445,911
Percentage of aggregate indebtedness to net capital		2%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per unaudited broker dealer computation	$	446,597
Net (increase)/decrease in non-allowable assets		13,952
Net (increase)/decrease in haircuts		...
Net post audit financial statement adjustments		(13,952)
Net capital per audited financial statements	$	(446,597)

FOX . REUSCH & CO. INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES	
Free credit balances and other credit balances in customers security accounts	$ ...
Customers securities failed to receive	...
Credit balances in firm accounts which are attributable to principal sales to customers	...
Total credits	$ ...
DEBIT BALANCES	
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ ...
Failed to deliver of customers securities not older than 30 days	...
Total 15c3-3 debits	$ ...
RESERVE COMPUTATION	
Excess of total debits over total credits	$ ...
Required deposit	$ ...
Amount held on deposit in "Reserve Bank Account"	39,070
Excess deposit	$ 39,070

RECONCILIATION

Note-No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

FOX REUSCH & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

Market Value and Number of Items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. NONE

   Number of Items: NONE

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. NONE

   Number of Items NONE

FOX, REUSCH & CO., INC.

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2008

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Fox Reusch & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Fox Reusch & Co., Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for the safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examination, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect material misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. Due to the size of the Company and the limited personnel involved, it is not possible to have a system of internal control that would exist in a larger organization. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statement of Fox Reusch & Co., Inc. for the year ended June 30, 2008, and this report does not affect our report thereon dated August 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Andrew, Hittner LLC

Certified Public Accountants

Cincinnati, Ohio
August 25, 2008

END